UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-33385

CALAVO GROWERS INC.

(Exact name of registrant as specified in its charter)

c/o Mission Produce, Inc.

2710 Camino Del Sol,

Oxnard, CA 93030

(805) 981-3650

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0*

*On May 28, 2026, Calavo Growers, Inc., a California corporation (“Calavo”) merged with and into Cantaloupe Merger Sub I, Inc., a Delaware corporation and wholly owned subsidiary of Mission Produce, Inc. (“Mission Produce”) with Calavo as the surviving entity (the “Surviving Corporation” and such merger the “First Merger”), and immediately following the First Merger the Surviving Corporation merged with and into Cantaloupe Merger Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of Mission Produce, with Cantaloupe Merger Sub II, LLC as the surviving entity, at which time the separate corporate existence of Calavo ended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Cantaloupe Merger Sub II, LLC, as successor by merger to Calavo Growers, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Calavo Growers, LLC As successor by merger to Calavo Growers, Inc.

By:	/s/ John Pawlowski
Name:	John Pawlowski
Title:	Manager